UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Consolidated financial statements as of December 31, 2017 and 2018 and for the years ended

December 31, 2016, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Netshoes (Cayman) Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Netshoes (Cayman) Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the years in the three‑year period ended December 31, 2018, and the related notes, collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Translation of consolidated financial statements into United States Dollars

The accompanying consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Brazilian reais have been translated into United States dollars on the basis set forth in note 2.2 of the notes to the consolidated financial statements

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.4 to the consolidated financial statements, the Company has incurred operating losses, negative cash flow from operating activities and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2010

São Paulo, Brazil
April 29, 2019

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Financial Position
December 31, 2017 and 2018
(Reais and Dollars in thousands)

			December 31,		December 31,
Assets	Note		2017		2018		2018
Current assets:			BRL		BRL		USD Note 2.2
Cash and cash equivalents	9	R$	395,962	R$	67,321	US$	17,374
Restricted cash			19,397		2,996		773
Trade accounts receivables, net	10		113,168		163,807		42,275
Inventories, net	11		456,632		268,594		69,318
Recoverable taxes	12		80,047		59,214		15,282
Prepaid expenses and other current assets			48,352		20,138		5,198
Total current assets			1,113,558		582,070		150,220

Non-current assets:
Restricted cash			15,048		18,533		4,783
Judicial deposits	24		106,914		119,717		30,896
Recoverable taxes	12		70,765		40,033		10,332
Other assets			1,950		14,166		3,656
Due from related parties	23		12		7		2
Property and equipment, net	13		73,039		76,489		19,740
Intangible assets, net	14		115,839		143,317		36,987
Total non-current assets			383,567		412,262		106,396

Total assets		R$	1,497,125	R$	994,332	US$	256,616

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position
December 31, 2017 and 2018
(Reais and Dollars in thousands)

			December 31,		December 31,
Liabilities and Shareholders' Equity	Note		2017		2018		2018
Current liabilities:			BRL		BRL		USD Note 2.2
Trade accounts payable	15	R$	365,835	R$	337,120	US$	87,003
Reverse factoring	16		148,928		45,276		11,685
Current portion of long-term debt	18		106,577		38,473		9,929
Taxes and contributions payable			19,875		18,467		4,766
Deferred revenue	7		3,732		3,983		1,028
Accrued expenses	17		120,366		136,721		35,285
Other current liabilities			31,017		25,711		6,635
Total current liabilities			796,330		605,751		156,331

Non-current liabilities:
Long-term debt, net of current portion	18		179,394		190,406		49,140
Provision for labor, civil and tax risks	24		12,523		19,935		5,145
Deferred revenue	7		25,502		21,690		5,598
Other non-current liabilities			27		-		-
Total non-current liabilities			217,446		232,031		59,883
Total liabilities			1,013,776		837,782		216,214

Shareholders' equity:
Share capital	21		244		244		63
Additional-paid in capital	21		1,345,507		1,347,581		347,781
Treasury shares	21		(1,533)		(1,533)		(396)
Accumulated other comprehensive loss			(13,664)		(11,022)		(2,845)
Accumulated losses			(847,125)		(1,178,464)		(304,135)
Equity attributable to owners of the parent			483,429		156,806		40,468
Equity attributable to non-controlling interests			(80)		(256)		(66)
Total shareholders' equity			483,349		156,550		40,402

Total liabilities and shareholders' equity		R$	1,497,125	R$	994,332	US$	256,616

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Profit or Loss
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands, except loss per share)

			Years ended December 31,
	Note		2016		2017		2018		2018
			BRL Restated		BRL Restated		BRL		USD Note 2.2
Revenue	6	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621
Cost of sales	8		(1,144,231)		(1,247,014)		(1,389,842)		(358,687)
Gross profit			540,920		588,198		418,222		107,934

Operating expenses:
Selling and marketing expenses	8		(431,065)		(495,190)		(480,206)		(123,931)
General and administrative expenses	8		(162,338)		(143,253)		(191,695)		(49,472)
Other operating expenses, net			(5,251)		(3,933)		(9,312)		(2,403)
Total operating expenses			(598,654)		(642,376)		(681,213)		(175,806)
Operating loss			(57,734)		(54,178)		(262,991)		(67,872)

Financial income	8		28,285		28,996		15,026		3,878
Financial expenses	8		(104,795)		(129,040)		(83,223)		(21,478)
Monetary position (loss) gain, net			-		-		9,595		2,476
Loss before income tax			(134,244)		(154,222)		(321,593)		(82,996)

Income tax expense	20		-		-		(202)		(52)
Net loss from continuing operations		R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)

Net loss from discontinued operations	3	R$	(17,652)		(16,123)		(10,579)	US$	(2,730)

Net loss		R$	(151,896)		(170,345)		(332,374)	US$	(85,778)

Net loss attributable to:
Owners of the Parent from continuing operations		R$	(133,422)	R$	(153,623)	R$	(321,166)	US$	(82,886)
Owners of the Parent from discontinued operations			(17,652)		(16,123)		(10,579)		(2,730)
Non-controlling interests			(822)		(599)		(629)		(159)

Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(7.05)	R$	(5.95)	R$	(10.68)	US$	(2.76)

Loss from continuing operations per share attributable to owners of the Parent
Basic and diluted	5	R$	(6.22)	R$	(5.39)	R$	(10.34)	US$	(2.67)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands)

		Years ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD Note 2.2

Net Loss	R$	(151,896)	R$	(170,345)	R$	(332,374)	US$	(85,778)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(11,015)		5,502		2,989		771
Foreign currency translation - sale of subsidiary		-		-		64		17
Cash flow hedges – effective portion of changes in fair value		(3,907)		348		-		-
Cash flow hedges – reclassified to initial cost of inventories		3,119		-		-		-
Cash flow hedges – reclassified to profit or loss		(670)		197		-		-
Other comprehensive income (loss)		(12,473)		6,047		3,053		788
Total comprehensive income (loss)		(164,369)		(164,298)		(329,321)		(84,990)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(163,829)	R$	(163,833)	R$	(329,103)	US$	(84,934)
Non-controlling interests		(540)		(465)		(218)		(56)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands)

		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Cash flows from continuing operating activities:								Note 2.2
Net loss from continuing operations	R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		1,167		25,443		13,014		3,359
Depreciation and amortization		30,776		31,487		58,022		14,974
Loss on disposal of property and equipment, and intangible assets		901		179		3,770		973
Impairment of property and equipment, and intangible assets		-		-		851		220
Impairment of recoverable taxes (note 3)		-		-		4,828		1,246
Share-based payment		930		(13,860)		7,923		2,045
Provision for labor, civil and tax risks		1,247		10,111		10,795		2,786
Interest expense, net		90,605		110,568		62,066		16,018
Monetary position (loss) gain, net		-		-		5,428		1,401
Provision for inventory losses		949		4,904		72,526		18,717
Provision for expected losses, Other non-current assets (note 19)		-		-		13,225		3,413
Other		(9)		179		205		52
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(8)		2,549		16,401		4,233
Derivative financial instruments		148		-		-		-
Trade accounts receivable		67,767		75,095		(67,290)		(17,366)
Inventories		(79,904)		(108,386)		84,034		21,687
Recoverable taxes		(57,610)		(53,172)		34,236		8,836
Judicial deposits		(39,940)		(35,097)		(12,803)		(3,304)
Other assets		(20,901)		9,525		6,196		1,599
Increase (decrease) in:
Derivative financial instruments		(209)		(186)		-		-
Trade accounts payable		98,545		29,880		(1,497)		(386)
Reverse factoring		8,104		121,061		(103,652)		(26,750)
Taxes and contributions payable		9,334		5,112		537		139
Deferred revenue		(1,875)		(3,641)		(3,562)		(919)
Accrued expenses		30,118		(2,978)		24,719		6,378
Share-based payment		(715)		(2,366)		(611)		(158)
Other liabilities		(12,954)		(8,683)		(8,273)		(2,135)
Net cash provided by (used in) continuing operating activities		(7,778)		43,502		(100,707)		(25,990)

Cash flows from continuing investing activities:
Proceeds from sale of discontinued operation (note 3a)		-		-		241		62
Purchase of property and equipment		(25,069)		(7,728)		(22,185)		(5,725)
Loan to third parties (note 3a)		-		-		(8,801)		(2,271)
Purchase of intangible assets		(47,043)		(49,378)		(71,743)		(18,515)
Interest received on installment sales		6,987		2,071		1,445		373
Restricted cash		760		6,206		(3,485)		(900)
Net cash used in continuing investing activities		(64,365)		(48,829)		(104,528)		(26,976)

Cash flows from continuing financing activities:
Proceeds from debt		137,325		134,152		-		-
Payments of debt		(79,004)		(141,788)		(57,040)		(14,721)
Payments of interest		(105,234)		(108,429)		(62,889)		(16,230)
Share-based payment		-		(5,824)		-		-
Proceeds from issuance of common shares		-		423,166		-		-
Net cash provided by (used in) continuing financing activities		(46,913)		301,277		(119,929)		(30,951)

Net cash used in discontinued operations (note 03)		(13,620)		(18,162)		(8,121)		(2,096)

Effect of exchange rate changes on cash and cash equivalents		(5,083)		6,869		4,644		1,198

Change in cash and cash equivalents		(137,759)		284,657		(328,641)		(84,815)

Cash and cash equivalents, beginning of period		249,064		111,305		395,962		102,189
Cash and cash equivalents, end of period		111,305		395,962		67,321		17,374
	R$	(137,759)	R$	284,657		(328,641)	US$	(84,815)

Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intagible assets	R$	4,677	R$	1,710	R$	2,182	US$	563
Deferred offering costs reclassified to equity	R$	-	R$	6,808	R$	-	US$	-
Convertible notes converted to common shares	R$	-	R$	94,151	R$	-	US$	-
Reclassification of share-based payment from Cash-settled arrangement to
Equity-settled arrangement	R$	-	R$	13,706	R$	-	US$	-

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2016, 2017 and 2018
(Reais in thousand)

		Equity Attributtable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Tresuary Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL

Balance, January 1, 2016	R$	141	R$	821,988	R$	(925)	R$	(526,305)	R$	(7,735)	R$	913	R$	288,077	R$	925	R$	289,002

Comprehensive Income (Loss)
Net loss		-		-		-		(151,074)		-		-		(151,074)		(822)		(151,896)
Other comprehensive income (loss)		-		-		-		-		(11,297)		(1,458)		(12,755)		282		(12,473)
Total comprehensive income (loss)		-		-		-		(151,074)		(11,297)		(1,458)		(163,829)		(540)		(164,369)

Transactions with Owners and Other
Purchase of treasury shares		-		-		(608)		-		-		-		(608)		-		(608)
Total transactions with owners and other		-		-		(608)		-		-		-		(608)		-		(608)

Balance, December 31, 2016	R$	141	R$	821,988	R$	(1,533)	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025

Comprehensive Income (Loss)
Net loss		-		-		-		(169,746)		-		-		(169,746)		(599)		(170,345)
Other comprehensive income (loss)		-		-		-		-		5,368		545		5,913		134		6,047
Total comprehensive income (loss)		-		-		-		(169,746)		5,368		545		(163,833)		(465)		(164,298)

Transactions with Owners and Other
Issuance of common shares in initial public offering, net of offering costs		84		415,466		-		-		-		-		415,550		-		415,550
Conversion of convertible notes to common shares		19		94,132		-		-		-		-		94,151		-		94,151
Share-based payments		-		13,921		-		-		-		-		13,921		-		13,921
Total transactions with owners and other		103		523,519		-		-		-		-		523,622		-		523,622

Balance, December 31, 2017	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	-	R$	483,429	R$	(80)	R$	483,349

Adjustment on initial adoption of IFRS 15 (see note 2.6)		-		-		-		(1,153)		-		-		(1,153)		-		(1,153)
Adjustment on initial adoption of IFRS 9 (see note 2.6)		-		-		-		(701)		-		-		(701)		-		(701)
Hyperinflation adjustment - IAS 29 (see note 3)		-		-		-		2,260		-		-		2,260		42		2,302

Comprehensive Income (Loss)
Net loss		-		-		-		(331,745)		-		-		(331,745)		(629)		(332,374)
Other comprehensive income (loss)		-		-		-		-		2,642				2,642		411		3,053
Total comprehensive income (loss)		-		-		-		(331,745)		2,642		-		(329,103)		(218)		(329,321)

Share-based payments		-		2,074		-		-		-		-		2,074		-		2,074

Balance, December 31, 2018	R$	244	R$	1,347,581	R$	(1,533)	R$	(1,178,464)	R$	(11,022)	R$	-	R$	156,806	R$	(256)	R$	156,550

The accompanying notes are an integral part of these consolidated financial statements.

1.           Organization and background

1.1    Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent") was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Ruane Cunniff & Goldfarb LP, CDK Net Fund IC and HCFT Holdings.

The Company is a sports and lifestyle ecommerce destination in Latin America with operations in Brazil and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion and beauty. The Company conducts its business mainly through its ecommerce websites (Netshoes, Zattini, Shoestock and Freelace).

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. On October 11, 2018 the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation (see note 3).

In January 2019, the Company decided to divest Argentina operations (see note 3).

1.2   Split of Shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company's outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 5).

1.3   Convertible Notes and Initial Public Offering

On February 22, 2017, the Company entered into a note purchase agreement pursuant to which it issued and sold unsecured promissory notes convertible into its common shares, in the aggregate principal amount of US$30.0 million, to certain of its shareholders.

The Company determined that the convertible notes constituted a hybrid instrument with characteristics of a debt containing embedded derivative features requiring separate accounting as a derivative instrument. The liability related to the convertible notes was initially recorded at fair value and, subsequently, at amortized cost. The embedded derivative associated with the convertible notes was recorded at fair value with its changes being recorded in the statement of profit or loss.

Immediately prior to the completion of the IPO, the convertible notes (principal amount and any unpaid accrued interest) and its embedded derivative was converted into our common shares with a 10% price discount relative to the initial public offering price of the Company’s outstanding common shares. The value of the Company’s outstanding convertible notes (principal amount and unpaid accrued interest) and its embedded derivative was US$ 30,4 million (or R$94,2 million, using the exchange rate on the date of completion of the IPO) that was converted in 1,870,709 common shares.

On April 18, 2017, the Company completed its Initial Public Offering (IPO). The Company sold 8,250,000 of its common shares at a public offering price of $18.00 per common share, for gross proceeds of $148.5 million (or R$459.7 million, using the exchange rate on the date of completion of the IPO). The Company received net proceeds of $134.2 million (or R$415.6 million, using the exchange rate on the date of completion of the IPO), after deducting $9.7 million (or R$29.9 million, using the exchange rate on the date of completion of the IPO) in underwriting discounts and commissions and $4.6 million (or R$14.2 million, using the exchange rate on the date of completion of the IPO) of other offering expenses.

The shares offered and sold in the initial public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol "NETS."

1.4   Going concern considerations

The Company recorded a net loss and a significant negative operating cash flow in the year ended December 31, 2018. As of and for the year ended December 31, 2018, the Company had accumulated losses of R$ 1,178,464 (compared to R$ 847,125 as of December 31, 2017), net loss of R$ 332,374 (compared to R$170,345 for the year ended December 31, 2017) and net cash used in operating activities of R$ 100,707 (compared to  R$43,502 of net cash provided in operating activities for the year ended December 31, 2017). In addition, the Company has a working capital deficiency as of December 31, 2018, with R$ 23,681 of net current liabilities (compared to a working capital surplus of R$ 317,228 of net current assets as of December 31, 2017).

The Company expects to continue to incur net losses for at least the next twelve-months following the issue of these consolidated financial statements. Although the Company continues to take action to improve its operating performance and expects to generate positive net operating cash flow over the next twelve-months, this positive cash flow from operating activities by itself may not be sufficient to meet the Company’s cash requirements in the same period arising from its financing activities. As such, Management has concluded that financing alternatives will be necessary to meet its obligations within one year from the date of issue of these consolidated financial statements. However, there can be no assurance that the Company’s plan to improve its operating performance and financial position will be successful or that the Company will be able to obtain additional financing on commercially reasonable terms, or at all.

The Company is currently exploring alternatives to obtain access to other sources of capital necessary to meet its ongoing liquidity needs, such as obtaining new lines of credit, and is taking measures to improve its operating performance and cash, liquidity and financial position. Such measures include, among others, the following:

•        pursuing the sale of its operations in Argentina by the second quarter of 2019, which have not performed as expected and have had a negative effect on the Company’s operating cash flows;

•        continuing to implement cost-saving initiatives across the Company;

•        negotiating alternative payment terms with suppliers;

•        seeking with current creditors the partial release of collateral provided under certain of the Company’s financing arrangements (basically restricted cash and cash equivalents, which as of December 31, 2018 amounted to R$ 88,760); and

•        assessing ways of monetizing the Company’s PIS/COFINS judicial deposits, following a favorable decision in its judicial disputes challenging the tax authorities’ interpretation of the calculation basis for PIS/COFINS taxes over products sold by the Company (such tax credits amounted to R$ 101,971 as of December 31, 2018). Following the favorable decision, the Company expects these deposits to be released, however authorization for release is subject to government approval, the timing of which is currently unknown.

The Company has also engaged financial and other advisors to assist it in those efforts.

Given the above, management acknowledges there is a material uncertainty which may cast substantial doubt on the Company’s ability to continue as a going concern.

The financial statements of the Company have been prepared assuming the Company’s ability to continue as an going concern as management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future based on the projections and measures being taken.  If for any reason the Company is unable to continue as a going concern, then this could have an impact on the Company’s ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business at the amounts stated in the consolidated financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

1.5  Merger agreement – subsequent event

The Company announced, on April 29, 2019, that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire the Company, such that, at the effective time of the transaction, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each of Company´s shareholders will receive US$2.00 per share in cash for each common share.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Company’s general meeting, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

In addition, on April 29, 2019, Magazine Luiza S.A. announced that it has entered into a voting and support agreement, with shareholders representing 47.9% of our capital stock, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

2.           Summary of Significant Accounting Policies

2.1.       Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2019.

2.2.       Basis of Presentation

The consolidated financial statements have been prepared under the historical-cost basis, unless otherwise indicated. The presentation of the consolidated financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires the Company´s Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 2.5 to these consolidated financial statements shows the areas in which a greater level of judgment and estimates have been applied.

Intercompany balances and transactions, including income and expenses and any unrealized income and expenses and the balance of receivables and payables arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil and Argentina use their respective currencies as their functional currencies.

Due to the significant inflation in Argentina over the past few years, the three-year cumulative inflation rate in Argentina has exceeded 100% based on data from the national wholesale price index and various available inflation indices in May 2018. As such, Argentina was considered as hyperinflationary economy effective July 1, 2018 and, in these annual financial statements, beginning January 1, 2018 the Company is required to apply inflation accounting. Thus, its statement of financial position and statement of profit or loss are adjusted for the changes in the general purchasing power of the local currency, using official indices at the reporting date, before translation into Brazilian Real (“R$”) and, as a result, are stated in terms of the measuring unit current at the reporting date. The details of recognition of the effects of inflation in Argentina operations are disclosed in note 3.

The comparative information for the years ended December 31, 2016 and 2017 were restated for the purposes of applying IFRS 5 "Non-current assets held for sale and discontinued operations" after approval by the Board of Directors of the sale of its operation in Mexico on August 6, 2018 as presented in note 3.

Translations of balances in the consolidated statement of financial positions, consolidated statement of profit or loss, consolidated statement of comprehensive income (loss) and consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.8748, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on December 31, 2018. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

2.3.       Principles of Consolidation

The consolidated financial statements include the accounts of all entities in which NSC has a controlling financial interest.

i.                 Consolidated subsidiaries

Consolidated subsidiaries are entities controlled by the Parent. The Parent controls an entity when it is exposed, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of consolidated subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The consolidated subsidiaries are listed as follows:

		Percentage Ownership and Voting Interest

Company	Country of Incorporation	December 31, 2017	December 31, 2018

Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.22%
NS4 Com Internet S.A.	Mexico	100.00%	0.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	0.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

ii.               Non-controlling interests

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the identifiable net assets of the relevant entity. The choice of measurement basis is made on an individual basis. Subsequent to the acquisition of a non-controlling interest, the carrying amount of non-controlling interest is the amount of relevant interests at initial recognition plus the non-controlling interest share of subsequent changes in equity. Total comprehensive income (loss) is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Changes in the Parent’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

2.4.       Foreign Currency Translation and Transactions

i.                 Foreign Currency Translation

The financial statements of foreign entities that use a functional currency different from the reporting currency are translated into Brazilian Real as described below:

•        Assets and liabilities are translated into Brazilian Real at the closing rate, corresponding to the spot exchange rate at the reporting date; and

•        Income statement and cash flow items are translated into Brazilian Real using the average rate of the period unless significant variances occur.

The resulting exchange differences are recognized directly in other comprehensive income (loss). When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recorded to the consolidated statements of profit or loss.

ii.               Foreign Currency Operations

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into functional currency using the exchange rate at the reporting date and the resulting exchange differences are recognized as financial income (expenses) in the consolidated statements of profit or loss. Non-monetary assets and liabilities denominated in foreign currencies are not re-measured at the reporting date.

2.5.   Use of Judgments, Estimates and Assumptions

In preparing these consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Information about judgments, assumptions and estimates made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are included in the following notes:

-        Note 3 – Hyperinflation: Determining inflation rate;

-        Note 6 – Revenue: Estimating the sales returns;

-        Note 10 – Trade Accounts Receivable: Estimated losses on doubtful accounts;

-        Note 11 – Inventories: Provision for inventory losses;

-        Note 13, 14 and 25 – Property and Equipment and Intangible Assets: Useful lives of property and equipment and intangible, software development costs related to intangible assets and impairment of long-lived assets;

-        Note 19 – Credit risk of Other non-current assets: Uncertainty of possible outcomes

-        Note 20 – Income Taxes: Recognition of deferred income tax assets and availability of future taxable profit against which tax losses carried forward can be used. The determination of tax positions that are probable of being sustained also involves significant judgment;

-        Note 22 – Share-based payments: Valuation and classification of awards; and

-        Note 24 – Contingencies: Key assumptions about the likelihood and magnitude of an outflow of resources.

2.6.       Changes in accounting policies

The Company applied as of January 1, 2018, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). The nature and effect of these changes are described below.

i.                 IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgment, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the cumulative effect method of adoption. Accordingly, the effect of adoption has been recorded as an adjustment to equity.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

a.      Revenue from product sales

The Company’s contracts with customers for products sales generally includes a performance obligation. The Company has concluded that revenue from products sales should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as sales were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated below.

Variable consideration

Some contracts for product sales provide customers with a right of return. Prior to the adoption of IFRS 15, the Company recognized revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns. If revenue could not be reliably measured, the Company deferred revenue recognition until the uncertainty was resolved.

Under IFRS 15, rights of return give rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

Rights of return

For contracts that permit the customer to return an item, under IFRS 15 revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data.

The effect of adoption in January 1, 2018 resulted in the recognition of right of return assets (increase in inventories) of R$1,592 and refund liabilities (increase in other liabilities) of R$2,745. The net effect of R$1,153 was recorded in Accumulated losses. The effect of adoption on Revenues for the year ended December 31, 2018 is a decrease of R$1,058 (USD 273).

b.      Freight-related services

The Company’s contracts with customers for freight-related services is recognized once the service is rendered. The shipping fees are linked to the revenue from products sales. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as services were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated in topic (a).

c.      Marketplace platform

The Company’s contracts with customers for Marketplace platform generates revenue in the form of a commission, when the third-party vendors sell the products on the Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues as an agent.

d.      NCard

The Company generates commission revenue from the customers’ activation of NCards (a co-branded credit card). The revenue is recognized when the NCards are activated by the customers. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues when the customers activate the NCards.

e.      Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to notes 4 and 6 for the disclosure on disaggregated revenue.

ii.               IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has applied IFRS 9 with the initial adoption date of January 1, 2018 and has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in Accumulated losses as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

a.      Classification and measurement of financial assets and liabilities

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. Therefore, the adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to classification and measurement of financial liabilities.

The following table compares the measurement and classification under IAS 39 and IFRS 9 for each class of financial assets.

Financial instrument	Classification under IAS 39	Classification under IFRS 9

Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash, current and non-current portion	Loans and receivables	Amortized cost
Trade accounts receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Judicial deposits	Loans and receivables	Amortized cost
Other assets, current and non-current portion	Loans and receivables	Amortized cost

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

b.      Impairment

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on trade accounts receivables on lifetime basis.

The Company has assessed the application of IFRS 9 impairment model requirements and its assessment did not have a material impact on its opening balance at January 1, 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Factors considered were:

•        Significant financial difficulty of the customer;

•        Payment default;

•        Exposure to expected losses;

•        High probability of customer bankruptcy;

•        Breach of contract, such as default or delinquency in interest or principal; and

•        Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in an additional allowance for doubtful accounts as follows.

		As at January 1, 2018
		Allowance for doubtful accounts (as previously disclosed)		Restated allowance for expected losses

Not past due	R$	(8,199)	R$	(11,222)
Past due 1-30 days		(2,134)		(2,134)
Past due 31-90 days		(3,686)		(3,686)
Past due 91-120 days		(1,845)		(1,845)
Past due 120-180 days		(3,108)		(3,108)
Past due over 180 days		(1,899)		(1,899)
Total	R$	(20,871)	R$	(23,894)

Note 10 includes a table to summarize the effect of adoption of IFRS 9 on new allowance for doubtful accounts.

c.      Hedge accounting

The Company´s assessment did not indicate any impact of the application of IFRS 9 for hedge accounting, because no hedge transactions existed as of December 31, 2017 and no hedge transactions were entered into in the year ended December 31, 2018.

2.7.       New Accounting Pronouncements not yet effective

i.                 IFRS 16 Leases

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019.

The actual impacts of adopting the standard on January 1, 2019 may change because:

-        the Company has not finalized the testing and assessment over its controls; and

-        the new accounting policies are subject to change until the Company presents its first consolidated financial statements that include the date of initial application.

The Company will recognize new assets and liabilities for its operating leases of distribution centers and administrative headquarters. The nature of expenses related to those leases will change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized. In addition, the Company will no longer recognize provisions for operating leases that it assesses to be onerous. Instead, the Company will include the payments due under the lease in its lease liability. No significant impact is expected for the Company’s finance leases.

The Company decides to adopt the modified retrospective application as of January 01, 2019, with the following expedients:

-        apply the new definition of a lease to all of their contracts;

-        exemptions for short term leases and/or with low values;

-        no restatement of its prior-period financial information;

-        calculate lease assets and lease liabilities as at the beginning of the current period using:

o   the lease liability at the date of initial application as the present value of the remaining lease payments;

o   the right of use assets at an amount equal to the lease liability; and

-        apply a single discount rate to the portfolio of leases with similar characteristics using market rates which reasonable approximates the Company risks.

Based on the information currently available, the Company estimates that it will recognize amounts between:

January 1st, 2019
BRL
Increase/(Decrease)
Right of use - non-current assets	R$	80,000 - 90,000
Recoverable taxes - current and non-current assets		10,000 - 12,000
Lease liability - current liabilities		15,000 - 20,000
Lease liability - non-current liabilities		75,000 - 82,000

The Company has operating leases on a number of buildings where its distribution centers and administrative headquarters are located with third parties in arm’s length conditions. The agreements mature on different date and are usually indexed to the General Market Price Index (IGP-M). The future minimum payments of non-cancellable operating leases are presented below:

		BRL		USD
Up to one year	R$	28,163	US$	7,268
One to five years		72,225		18,640
More than five years		32,031		8,267
Total	R$	132,419	US$	34,175

During the years ended December 31, 2016, 2017 and 2018, the Company recorded total operating lease expenses of R$26,813, R$27,463 and R$28,105 (US$7,253), respectively.

ii.               IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, the Company shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. The interpretation is effective from January 1, 2019.

The Company is evaluating the possible effects from the adoption of the interpretation, and until the present moment no relevant impact has been identified.

iii.              Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2018 and 2019, but do not have a significant impact on the consolidated financial statements of the Company.

3.           Events occurred during the year

i.                 Hyperinflation

Argentina was considered a hyperinflationary economy in 2018. As a result, the Company has applied the IAS 29 accounting requirements to its Argentinean subsidiary with effect from January 1, 2018. The main implications of this are as follows:

-        2017 figures were not restated (accounting policy);

-        Adjustment of the historical costs of non-monetary assets and liabilities and the various items of equity of the Argentinean subsidiary from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the period to reflect the changes in purchase power of the currency caused by inflation;

-        The cumulative impact of the accounting restatement to adjust for the effects of hyperinflationary for years prior to 2018 is reflected in the translation differences (equity) in the beginning of 2018;

-        Adjustment of the consolidated statements of profit or loss to reflect the financial gain caused by the impact of inflation in the year on net monetary assets (loss of purchasing power);

-        The various components of consolidated statements of profit or loss and statement of cash flows have been adjusted for the inflation index since their recognition; and

-        All components of the financial statements of the Argentinean subsidiary have been translated at the closing exchange rate to the Company functional currency.

The main effects on the consolidated financial statement for 2018 are as follows:

		Until December 31, 2017		Year ended December 31, 2018
		BRL		BRL		USD

Gross profit	R$	-	R$	5,232	US$	1,350
Operating loss		-		(13,866)		(3,579)
Net loss		-		6,870		1,773
Non-monetary assets		3,165		3,019		779
Accumulated losses		2,302		9,172		2,367

The index used to reflect current values is derived from a combination of the wholesale price index (IPIM) and the consumer price index (IPC) published by Instituto Nacional de Estatisticas y Censos (INDEC – Argentinean government agency). The movement in the price index for year ended as of December 31, 2018 is 47.60% (24.80% as of December 31, 2017).

ii.               Foreign operations

Accounting policy, and Critical accounting estimates and judgments

The classification as a discontinued operation occurs through disposal or when the operation meets the criteria to be classified as held for sale, if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical operational area.

The result of discontinued operations is presented in a single line in the statement of profit or loss, including the results after income tax of these operations less any impairment loss.

When an operation is classified as a discontinued operation, the statement of profit or loss and the cash flow of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

a.      Mexico operation

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. In October 11, 2018 (the “Closing date”) the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, the final consideration has changed, and the Company received an amount of R$ 6,271 (USD 1,693 as of October 11, 2018).

As part of the final agreement, the Company granted to the former Mexican subsidiaries a loan in the amount of R$8,801 (USD 2,462 as of October 11, 2018), recognized within Other current assets, with maturity on the first anniversary of the closing date.

The Company signed a Transitional Services Agreement (“TSA”) with Sierra to outsource certain services relating to IT and marketing. The IT services are being provided to the former subsidiary for a term of eighteen months and Marketing services are being provided for a term of twelve months, both as from the Closing Date. The Company has a cost estimate R$2,865 (USD 739) to provide these services to the former subsidiary, such amount was deferred and will be recognized as expense reduction when the service is rendered. The Company recognized a gain of BRL 241 (USD 62) in the consolidated statements of profit and loss from discontinued operations, as summarized below.

		Year ended December 31, 2018
		BRL

Proceeds from sale	R$	6,271
Deferred revenue - TSA		(2,865)
Other related costs		(1,793)
Investments disposal		(1,308)
Foreign currency translation - OCI		(64)
	R$	241

The Company may receive additional earn-out of the transaction up to USD 1,500 in circumstances where revenue exceed certain levels during each of the twelve months fiscal periods after the completion of the transaction, during three years.

The statements of profit or loss and cash flow from discontinued operations of the Mexico operation for the year ended December 31, 2018 are presented below, as well as the restatement of the corresponding years ended December 31, 2016 and 2017, as mentioned in Note 2.2.

		Years ended December 31,
		2016		2017		2018		2018
Discontinued operations		BRL		BRL		BRL		USD Note 2.2
Revenue	R$	54,389	R$	53,794	R$	45,147	US$	11,651
Cost of sales		(44,422)		(44,413)		(35,984)		(9,287)
Gross Profit		9,967		9,381		9,163		2,364

Operating expenses:
Selling and marketing expenses		(12,708)		(14,017)		(9,550)		(2,465)
General and administrative expenses		(12,238)		(9,884)		(8,514)		(2,197)
Total operating expenses		(24,946)		(23,901)		(18,064)		(4,662)
Operating loss		(14,979)		(14,520)		(8,901)		(2,298)

Financial income		82		1,136		905		234
Financial expenses		(2,755)		(2,737)		(2,824)		(729)
Loss before income tax		(17,652)		(16,121)		(10,820)		(2,793)

Income tax expense		-		(2)		-		-
Net loss	R$	(17,652)	R$	(16,123)	R$	(10,820)	US$	(2,793)

Gain on sale of discontinued operation		-		-		241		63

Net loss from discontinued operations	R$	(17,652)	R$	(16,123)	R$	(10,579)	US$	(2,730)

		Years ended December 31,
		2016		2017		2018		2018
Discontinued operations		BRL		BRL		BRL		USD
Cash flows from operating activities:								Note 2.2
Net loss	R$	(17,652)	R$	(16,123)	R$	(10,820)	US$	(2,793)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		-		-		155		40
Depreciation and amortization		462		333		294		76
Loss on disposal of property and equipment, and intangible assets		-		19		13		3
Interest expense, net		1,831		2,190		2,155		556
Provision for inventory losses		(100)		479		644		166
Other		(125)		2		-		-
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		120		(645)		(85)		(22)
Inventories		2,709		(5,696)		3,916		1,011
Recoverable taxes		1,108		458		1,347		348
Other assets		(296)		414		1,374		355
Increase (decrease) in:								-
Trade accounts payable		(3,982)		4,410		(6,192)		(1,598)
Taxes and contributions payable		(157)		5		169		44
Accrued expenses		(625)		1,118		11		3
Other liabilities		(709)		(82)		(4,968)		(1,282)
Net cash provided by (used in) operating activities		(17,416)		(13,118)		(11,987)		(3,093)

Cash flows from investing activities:
Purchase of property and equipment		(165)		(133)		(59)		(15)
Purchase of intangible assets		(23)		(17)		-		-
Net cash provided by (used in) investing activities		(188)		(150)		(59)		(15)

Cash flows from financing activities:
Proceeds from debt		25,306		25,832		26,169		6,754
Payments of debt		(23,548)		(28,671)		(20,240)		(5,224)
Payments of interest		(2,052)		(2,203)		(2,038)		(526)
Net cash provided by (used in) financing activities		(294)		(5,042)		3,891		1,004

Effect of exchange rate changes on cash and cash equivalents		4,278		148		34		8
Net cash used in discontinued operations		(13,620)		(18,162)		(8,121)		(2,096)

b.      Argentina operation impairment

During the first quarter of 2019 the Company decided to divest the Argentina operations, and recorded the impairment impact as follows:

		Year ended December 31, 2018
		BRL		USD
				(note 2.2)
Recoverable taxes	R$	4,828	US$	1,246
Property and equipment		839		217
Intangible assets		12		3
	R$	5,679	US$	1,466

See impairment analysis and conclusions in note 25.

Subsequent event
The subsidiaries (NS2.Com Internet S.A. and NS5 Participações Ltda.) have signed an agreement, on April 26, 2019 (“closing date”), to sell the entirety of its Argentina operations (NS3 Internet S.A.), which belongs to the reportable International segment, through the sale of all shares which they hold.

Pursuant to terms of this transaction, the Company:
- will receive ARS 1 (one Argentinean peso) for the shares that are transferred;
- has granted to the former subsidiary a license for the period of eighteen months from the closing date, in Argentina, for the Company brand and e-commerce platform;
- has agreed to provide certain services relating to IT for the period of eighteen months from the closing date; and
- has agreed to contribute approximately ARS106,000 (approximately USD2,500) into NS3.

4.           Segment Information

Accounting policy

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, and b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions as to allocation of resources to the relevant segment and assess its performance and for which individual financial information is available.

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments:

•       Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br, Shoestock.com.br, Freelace.com.br and third-party sites that we manage as well as our business to business offline operation.

•       Argentina: consists of retail sales of consumer products from sporting goods and related garments carried out through our site Netshoes.com.ar and third-party sites that we manage.

Corporate functions and activities (primarily operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are not allocated directly to the reportable segments and are disclosed below to reconcile the segments to the consolidated financial information.

As explained in note 3, the Mexico operations were sold in October of 2018 and consequently they are presented as discontinued operations.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and Argentina were each independent reportable segment.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

		Brazil								Argentina								Reconciling items (corporate and others)								Total
		Year ended December 31,								Year ended December 31,								Year ended December 31,								Year ended December 31,
		2016		2017		2018		2018		2016		2017		2018		2018		2016		2017		2018		2018		2016		2017		2018		2018
Continuing operations		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL Restated		BRL Restated		BRL		USD
Net Sales	R$	1,554,405	R$	1,693,467	R$	1,681,963	US$	434,077	R$	130,746	R$	141,745	R$	126,101	US$	32,544	R$	-	R$	-	R$	-	US$	-	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621
Cost of sales		(1,043,700)		(1,132,900)		(1,280,376)		(330,437)		(100,531)		(114,114)		(109,466)		(28,251)		-		-		-		-		(1,144,231)		(1,247,014)		(1,389,842)		(358,687)
Segment gross profit		510,705		560,567		401,587		103,640		30,215		27,631		16,635		4,293		-		-		-		-		540,920		588,198		418,222		107,934

Salaries and employees' benefits		(191,140)		(167,655)		(193,466)		(49,929)		(18,152)		(20,125)		(18,845)		(4,863)		(1,320)	.	(1,449)		(1,810)		(467)		(210,612)		(189,229)		(214,121)		(55,260)
Marketing expenses		(152,759)		(184,836)		(188,416)		(48,626)		(19,108)		(18,392)		(16,306)		(4,208)		(233)		(781)		(886)		(229)		(172,100)		(204,009)		(205,608)		(53,063)
Operating lease		(24,683)		(25,369)		(25,928)		(6,692)		(2,214)		(2,094)		(2,195)		(566)		-		-		-		-		(26,897)		(27,463)		(28,123)		(7,258)
Credit card fees		(25,572)		(30,213)		(31,621)		(8,161)		(5,255)		(5,032)		(4,192)		(1,082)		-		-		-		-		(30,827)		(35,245)		(35,813)		(9,243)
Information technology services		(29,473)		(30,064)		(25,082)		(6,474)		(883)		(712)		(665)		(172)		(6,244)		(6,054)		(3,274)		(845)		(36,600)		(36,830)		(29,021)		(7,491)
Amortization and depreciation		(27,777)		(27,503)		(41,104)		(10,607)		(798)		(634)		(1,094)		(282)		(2,163)		(3,350)		(15,824)		(4,084)		(30,738)		(31,487)		(58,022)		(14,974)
Consulting		(7,785)		(10,081)		(18,861)		(4,868)		(680)		(684)		(620)		(160)		(1,215)		(2,215)		(8,831)		(2,279)		(9,680)		(12,980)		(28,312)		(7,307)
Allowance for doubtful accounts		(6,227)		(25,443)		(13,014)		(3,359)		-		-		-		-		-		-		-		-		(6,227)		(25,443)		(13,014)		(3,359)
Sales commissions and royalties		(12,021)		(16,069)		(17,459)		(4,505)		(959)		(910)		(940)		(243)		-		-		-		-		(12,980)		(16,979)		(18,399)		(4,748)
Facilities expenses		(14,020)		(14,185)		(13,480)		(3,479)		(1,390)		(1,280)		(1,084)		(280)		-		-		-		-		(15,410)		(15,465)		(14,564)		(3,759)
Other selling, general and administrative expenses		(35,803)		(38,445)		(21,587)		(5,571)		(5,465)		(3,948)		(3,728)		(962)		(64)		(920)		(1,589)		(410)		(41,332)		(43,313)		(26,904)		(6,941)
Other operating (expense) income, net		(5,146)		(3,849)		(7,502)		(1,935)		(103)		(28)		(1,803)		(465)		(2)		(56)		(7)		(2)		(5,251)		(3,933)		(9,312)		(2,403)
Total operating expenses		(532,406)		(573,712)		(597,520)		(154,206)		(55,007)		(53,839)		(51,472)		(13,283)		(11,241)		(14,825)		(32,221)		(8,316)		(598,654)		(642,376)		(681,213)		(175,806)

Financial income		26,642		27,672		14,539		3,752		731		500		427		110		912		824		60		15		28,285		28,996		15,026		3,878
Financial expenses		(93,178)		(116,947)		(70,329)		(18,150)		(11,616)		(10,002)		(12,684)		(3,273)		(1)		(2,091)		(210)		(54)		(104,795)		(129,040)		(83,223)		(21,478)
Monetary correction gain (loss), net		-		-		-		-		-		-		9,595		2,476		-		-		-		-		-		-		9,595		2,476
Loss before income tax		(88,237)		(102,420)		(251,723)		(64,964)		(35,677)		(35,710)		(37,499)		(9,677)		(10,330)		(16,092)		(32,371)		(8,355)		(134,244)		(154,222)		(321,593)		(82,996)

Income tax expense		-		-		-		-		-		-		(202)		(52)		-		-		-		-		-		-		(202)		(52)
Net loss	R$	(88,237)	R$	(102,420)	R$	(251,723)	US$	(64,964)	R$	(35,677)	R$	(35,710)	R$	(37,701)	US$	(9,729)	R$	(10,330)	R$	(16,092)	R$	(32,371)	US$	(8,355)	R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of Revenue below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of Revenue.

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Sports (1)	R$	1,504,800	R$	1,528,295	R$	1,435,652	US$	370,510
Fashion (1)		172,077		272,423		309,538		79,885
Market Place		8,274		34,494		62,874		16,226
Total net sales	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621

(1) Freight services were allocated to the product revenues that they are related to.

Property and equipment and intangible assets by geography are as follows:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,350	R$	76,489	US$	19,740
Argentina		2,574		-		-
Mexico		1,115		-		-
Total property and equipment, net	R$	73,039	R$	76,489	US$	19,740
Intangible assets, net
Brazil	R$	95,684	R$	133,117	US$	34,356
Argentina		11		-		-
Mexico		41		-		-
Cayman		20,103		10,200		2,631
Total intangible assets, net	R$	115,839	R$	143,317	US$	36,987
Total		188,878		219,806		56,727

5.           Earnings (Loss) Per Share (“EPS”)

Accounting policy

Basic EPS is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution of share options that could be exercised or converted into common shares and is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common share outstanding plus the potentially dilutive effect of share options. When the Company reports net loss attributable to the owners of the Parent, the diluted losses per common share are equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options.

Earnings per share data for the periods presented have been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.2).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the years ended December 31, 2016, 2017 and 2018:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent from continuing operations	R$	(133,422)	R$	(153,623)	R$	(321,166)	US$	(82,886)
Net loss for the period attributable to the owners of the Parent from discontinued operations		(17,652)		(16,123)		(10,579)		(2,730)

Denominator
Weighted average number of outstanding shares of common stock		21,435,576		28,510,918		31,056,244		31,056,244

Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(7.05)	R$	(5.95)	R$	(10.68)	US$	(2.76)
Basic and diluted from continuing operations		(6.22)		(5.39)		(10.34)		(2.67)
Basic and diluted from discontinued operations		(0.83)		(0.56)		(0.34)		(0.09)

(1) When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.           Revenue

Accounting policy

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.

i.                 Revenue from Product Sales

Revenue from product sales arises from (i) online purchases on the Company’s sites (i.e. Netshoes, Zattini, Shoestock and Freelace) and third-party sites that the Company manages and (ii) offline purchases with the Company.

Revenue is recognized when the goods are delivered and have been accepted by customers at their premises. For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data. In these circumstances, a refund liability and a right to recover returned goods asset are recognized.

The Company recognizes revenue from product sales on a gross basis since the Company acts as principal and as such, it has primary responsibility for fulfilling the orders, it bears inventory risk, and it has discretion in establishing prices and bears the customer’s credit risk.

ii.                Other Revenues

Other revenues mainly consist of the following:

•           Freight-related services: Revenue from the freight-related services is recognized once the service is rendered;

•           Marketplace platform: The Company generates revenue from the marketplace platform in the form of a commission, when the third-party vendors sell the products on Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices; and

•           NCard: The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers.

Critical accounting estimates and judgments

For certain contracts that permit the customer to return an item, revenue is currently recognized when a reasonable estimate of return can be made, provided that all other criteria for revenue recognition are met.

Because the contract allows the customer to return the products, the consideration received from the customer is variable. The Company has decided to use the expected value method to estimate the goods that will be returned because this method better predicts the amount of variable consideration to which the Company will be entitled.

Details of Revenue for years ended December 31, 2016, 2017 and 2018 were as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Product sales - B2C	R$	1,579,857	R$	1,734,204	R$	1,672,380	US$	431,604
Product sales - B2B		65,884		9,388		10,364		2,675
Other revenues - Freight related services		31,136		56,479		59,883		15,455
Other revenues - Marketplace		8,274		34,494		62,874		16,226
Other revenues - Ncard		-		647		2,563		661
Total net sales	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621

The Company has established distribution centers in the Brazilian States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rate range from 0.5% to 1.0% during 2017 and 2018, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during 2017 and 2018.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non- recoverable taxes and increase the Cost of Sales. Note 8 (i) of these financial statements presents the impact on cost of sales.

For the years ended December 31, 2016, 2017 and 2018, the total amounts of tax incentives recorded in Revenue are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD

State of Pernambuco	R$	95,151	R$	66,587	R$	46,514	US$	12,004
State of Minas Gerais		121,520		152,588		123,706		31,926
Total tax incentives - Net sales	R$	216,671	R$	219,175	R$	170,220	US$	43,930

7.           Deferred Revenue

On October 30, 2015, the Company entered into a partnership agreement with a financial institution to create a co-branded credit card (“NCard”). Deferred revenue recorded represents the amount paid in advance by the financial institution for the exclusive use of the Company's customer database and credit card activation.

		2017		2018		2018
		BRL		BRL		USD

Deferred revenue from exclusive use of customer database	R$	11,750	R$	10,986	US$	2,835
Deferred revenue from credit card activation		17,484		14,687		3,791
Total	R$	29,234	R$	25,673	US$	6,626
Current		3,732		3,983		1,028
Non-current		25,502		21,690		5,598

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years). In the years ended December 31, 2016, 2017 and 2018, the amount of R$1,500, R$ 1,500 and 1,500 (US$387), respectively, was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within revenue, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the years ended December 31, 2016, 2017 and 2018 the amount of R$0, R$647 and R$2,563 (US$661), respectively.

In the event the bank decides to terminate the contract early, the Company will be entitled to the remaining amount of deferred revenue related to the customer database proportionally to the remaining period of the contract while credit cards activation deferred revenue balances will be reimbursed to the bank proportionally to credit cards not activated, with interest.

In the event the Company decides to terminate the contract early, the amounts related to the customer database will be reimbursed to the bank proportionally to the remaining period of the contract and the amounts related to credit card activation will be reimbursed to the bank proportionally to credit cards not activated, both including interest. In addition, a penalty will be paid to the bank as follows:

Penalty
Termination year	BRL
2019	6,300
2020	5,400
2021	4,500
2022	3,600
2023	2,700
2024	1,800
2025	900

Additionally, the bank and the Company will share the profit and loss of this partnership, equally.  In case of losses in the partnership, the amount attributable to the Company will be compensated with future profits. Losses in the partnership will only be absorbed by the Company in case of early termination of the contract by the Company, therefore the revenue will be recorded when the right to receive payment is established by the amount net of losses.

8.           Expenses and Financial Income and Expenses

Accounting policy

Cost of sales consist of costs related to direct sales, including purchase price of consumer products sold to customers from direct sales, inbound freight charges to fulfillment center and outbound freight cost, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Freight charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers.

Financial income comprises interest income on cash and cash equivalents, imputed interest income on installment sales arising from extended payment terms offered to our customers, foreign exchange gains and gains on derivative financial instruments. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method.  The rate used to determine imputed interest income on installment sales is 100% of the Brazilian Interbank Deposit Rate (Certificado de Depósito Interbancário, or CDI), plus a percentage that represents the credit risk of the Company’s counterparties.

Financial expenses comprise interest expenses on debt and imputed interest expense on credit purchases with extended payment terms offered by our suppliers. Financial expenses also include bank fees, foreign exchange losses and losses on derivative instruments. Borrowing costs are recognized in the consolidated statements of profit or loss using the effective interest method. The rate to determine imputed interest expense on credit purchase is 100% of the CDI, plus a percentage that represents the Company’s credit risk.

i.                 Costs of Sales

The following is the breakdown of cost of sales for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Cost of product sales	R$	1,004,917	R$	1,085,362	R$	1,206,757	US$	311,437
Shipping costs		137,144		149,576		160,517		41,426
Others		2,170		12,076		22,568		5,824
Total cost of sales	R$	1,144,231	R$	1,247,014	R$	1,389,842	US$	358,687

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the years ended December 31, 2016, 2017 and 2018, the total amounts of non-recoverable ICMS are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD

State of Pernambuco	R$	30,507	R$	25,218	R$	26,220	US$	6,767
State of Minas Gerais		52,463		81,113		74,409		19,203
Non-recoverable ICMS	R$	82,970	R$	106,331	R$	100,629	US$	25,970

The impact of tax incentives net of non-recoverable ICMS for the years ended December 31, 2016, 2017 and 2018 is R$133,701, R$112,844 and R$69,591 (US$17,960), respectively.

During the years ended December 31, 2016, 2017 and 2018, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$ 5,500, R$10,118, and R$0 (US$0), respectively, as a reduction of the cost of product sales.

ii.               Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Salaries and employees' benefits	R$	132,463	R$	141,896	R$	143,806	US$	37,113
Marketing expenses		172,100		204,009		205,608		53,063
Operating lease		20,300		19,170		19,530		5,040
Credit card fees		30,827		35,245		35,813		9,243
Information technology services		1,896		1,414		1,040		269
Amortization and depreciation		7,624		4,312		7,155		1,846
Consulting		-		870		5,651		1,458
Allowance for doubtful accounts		6,227		25,443		13,014		3,359
Sales commissions and royalties		12,980		16,979		18,399		4,748
Facilities expenses		12,117		12,556		11,271		2,909
Others		34,531		33,296		18,919		4,883
Total selling and marketing expenses	R$	431,065	R$	495,190	R$	480,206	US$	123,931

iii.              General and Administrative Expenses

The following is the breakdown of general and administrative expenses for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Salaries and employees' benefits	R$	78,149	R$	47,333	R$	70,315	US$	18,147
Operating lease		6,597		8,293		8,593		2,218
Information technology services		34,704		35,416		27,981		7,221
Amortization and depreciation		23,114		27,175		50,867		13,128
Consulting		9,680		12,110		22,661		5,848
Facilities expenses		3,293		2,909		3,293		850
Others		6,801		10,017		7,985		2,060
Total general and administrative expenses	R$	162,338	R$	143,253	R$	191,695	US$	49,472

iv.              Financial Income and Expenses

The following is the breakdown of financial income and expenses of the Company for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Interest income	R$	19,675	R$	24,631	R$	9,833	US$	2,538
Foreign exchange gain		2,090		1,336		2,871		741
Imputed interest on installment sales(1)		5,706		2,255		2,259		583
Derivative financial instruments gain		-		764		-		-
Other		814		10		63		16
Total financial income	R$	28,285	R$	28,996	R$	15,026	US$	3,878

(1)           This includes discounts charged by credit card acquirers for the advanced payment of receivables due from them (arising from sales to Company´s customers paid for using credit cards) of R$24,900, R$23,114 and R$16,826 (USD 4,320) for years ended December 31, 2016, 2017 and 2018, respectively.

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Interest expense	R$	65,081	R$	61,287	R$	33,302	US$	8,595
Imputed interest on credit purchases		32,653		53,981		30,439		7,856
Bank charges		3,005		6,451		5,287		1,364
Derivative financial instruments loss		492		-		-		-
Foreign exchange loss		-		1,810		6,179		1,595
Debt issuance costs		2,532		4,665		2,447		632
Other		1,032		846		5,569		1,436
Total financial expense	R$	104,795	R$	129,040	R$	83,223	US$	21,478

9.           Cash and Cash Equivalents

Accounting policy

Cash and cash equivalents include cash on hand, bank deposits and highly liquid investments in fixed-income funds with an initial maturity of less than three months and subject to an insignificant risk of change in value.

Cash and cash equivalents are held with banks and financial institutions counterparties, which are rated BB-, based on Standards & Poor’s credit rating for local currency credit issuers as at December 31, 2018.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Cash and bank balances	R$	17,801	R$	6,108	US$	1,576
Cash equivalents		378,161		61,213		15,798
Total cash and cash equivalents	R$	395,962	R$	67,321	US$	17,374

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) with original maturities of 90 days or less and investments funds with an insignificant risk of change in value and with daily liquidity, issued by Brazilian financial institutions, that accrue at an average interest rate of 89.93% of CDI (Interbank Deposit Certificate rate).

10.        Trade Accounts Receivable, Net

Accounting policy

The Company’s trade accounts receivables are represented by credit sales (installments) funded by credit card operators and receivables from B2B (business-to-business) customers. They are included within current assets, with the exception of those maturing in over twelve months from the closing date of the financial statements, in which case they are classified as non-current assets.

Trade accounts receivable are recognized at fair value which primarily represents the present value of the amount receivable and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

When a trade accounts receivable is uncollectible, it is written-off against the allowance for trade accounts receivable. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

Policy applicable before January 01, 2018

An impairment loss of trade accounts receivable is recognized when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the relevant receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the trade accounts receivable may be impaired.

Policy applicable from January 01, 2018

The Company always measures loss allowance for trade receivables at an amount equal to lifetime ECLs. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of the instrument. The Company uses provision matrixes to determine its ECLs for trade account receivables.

Critical accounting estimates and judgments

The estimated ECLs (Expected Credit Loss) were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business-to-consumer) and B2B (business-to-business) trades accounts receivable.

Factors considered were:

•           Significant financial difficulty of the customer;

•           Payment default;

•           Exposure to expected losses;

•           High probability of customer bankruptcy;

•           Breach of contract, such as default or delinquency in interest or principal; and

•           Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status. As disclosed in note 19

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts receivables	R$	134,039	R$	184,954	US$	47,733
Allowance for doubtful accounts		(20,871)		(21,147)		(5,458)
Total trade accounts receivables,net	R$	113,168	R$	163,807	US$	42,275

The changes in the allowance for doubtful trade accounts receivable for years ended December 31, 2016, 2017 and 2018 are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD
Balance at January 1	R$	(555)	R$	(1,722)	R$	(20,871)	US$	(5,387)
Additions		(6,227)		(25,443)		(13,014)		(3,359)
Adjustment from adoption of IFRS 9 (a)		-		-		(2,322)		(599)
Adjustment from adoption of IFRS 9 (b)		-		-		(701)		(181)
Sale of Mexico operation		-		-		155		40
Write-offs		5,060		6,294		15,606		4,028
Balance at December 31	R$	(1,722)	R$	(20,871)	R$	(21,147)	US$	(5,458)

a)      Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018 as disclosed in Note 2.6.

b)     Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018 as disclosed in Note 2.6.

Information about the Company’s exposure to credit and other market risks is included in note 19.

11.        Inventories, Net

Accounting policy

Inventories are valued at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring relevant inventories and other costs incurred in bringing them to their existing location and condition. Cost of purchase of inventories comprises their purchase price including non-recoverable taxes, transport and handling costs and any other directly attributable costs, less trade discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling expenses.

When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the consolidated statements of profit or loss in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Critical accounting estimates and judgments

The Company writes down the carrying value of its inventories for estimated amounts related to the lower of cost or net realizable value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value. The estimated net realizable value of inventory is based on historical usage and assumptions about future demand, future product purchase commitments and market conditions on a product-by-product basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Finished goods for resale	R$	466,486	R$	308,666	US$	79,660
Right to recover returned goods		-		2,282		589
Allowance for slow moving and others		(9,854)		(42,354)		(10,931)
Total inventories, net	R$	456,632	R$	268,594	US$	69,318

During the years December 31, 2016, 2017 and 2018, inventories of R$1,040,803, R$1,126,781 and R$1,014,856 (US$261,669) were sold and recognized as cost of sales in the consolidated statements of profit or loss, respectively.

Due to obsolescence, damaged and slow-moving items, the Company recognizes an allowance on the related inventories to their net realizable value. For years ended December 31, 2016, 2017 and 2018, the Company recognized a loss of R$949, R$4,904 and R$64,187 (US$16,565), respectively, which was included in cost of sales in the consolidated statements of profit or loss.

During the third quarter of 2018, the Company terminated a commercial relationship with the supplier of B2B operation (Midway Labs). As consequence the Company adjusted margins of nutrition supplements products, in order to accelerate sales through its B2C channel. The Company recognized additional allowances for net realizable value of R$44,367 and a write-off of R$14,914, which reduced its inventories acquired from that former supplier to a net realizable value of R$24,713 (US$ 6,378).

12.        Recoverable Taxes

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

VAT Taxes Brazil (ICMS)	R$	107,965	R$	90,069	US$	23,245
VAT Taxes International		16,261		1,168		301
Taxes other than income tax (PIS and COFINS)		14,829		176		45
Withholding income taxes		4,467		5,869		1,515
Others		7,290		1,965		508
Total recoverable taxes	R$	150,812	R$	99,247	US$	25,614
Current		80,047		59,214		15,282
Non-Current		70,765		40,033		10,332

The Company recognized an impairment loss of R$ 4,828 on VAT Taxes International, due to decision to close Argentina operations (see Note 3).

13.        Property and Equipment, Net

Accounting policy

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes the purchase price and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating. The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Depreciation is recognized on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The estimated useful lives are as follows:

Asset Class	Useful Life (years)
Leasehold improvements	10
Machinery and equipment	10
Hardware	6
Facilities	15
Furniture and fixture	12
Vehicles	5

Gain or loss arising from the disposal of property and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income (expenses) in the consolidated statements of profit or loss.

Critical accounting estimates and judgments

See impairment analysis and conclusions in note 25.

Breakdown of and changes in property and equipment are as follows:

		Leasehold improvements		Machinery and equipment		Hardware		Facilities		Furniture and fixture		Vehicles		Construction in progress		Total	Total
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL	USD
As of January 1, 2016		33,463		13,596	R$	10,259	R$	5,932	R$	2,995	R$	150	R$	1,287	R$	67,682
Additions		10,903		2,569		7,403		758		1,218		157		3,384		26,392
Disposals		(180)		(76)		(220)		(39)		(194)		(1)		-		(710)
Depreciation for the year		(9,833)		(2,012)		(4,054)		(725)		(629)		(36)		-		(17,289)
Tranfers		602		-		673		-		11		-		(1,286)		-
Net exchange differences arising from translation adjustments		(202)		(278)		(115)		(1,152)		(119)		(7)		-		(1,873)
As of December 31, 2016	R$	34,753	R$	13,799	R$	13,946	R$	4,774	R$	3,282	R$	263	R$	3,385	R$	74,202
Additions		358		207		2,018		543		701		-		4,084		7,911
Disposals		-		-		(23)		(7)		(17)		(152)		-		(199)
Depreciation for the year		(1,944)		(1,444)		(3,925)		(657)		(524)		(34)		-		(8,528)
Tranfers		3,340		131		206		205		755		-		(4,637)		-
Net exchange differences arising from translation adjustments		(43)		(81)		(2)		(190)		(32)		1		-		(347)
As of December 31, 2017		36,464		12,612		12,220		4,668		4,165		78		2,832		73,039	18,850
Additions		185		243		1,308		772		632		-		17,742		20,882	5,389
Disposals		(726)		(75)		(499)		(39)		(202)		-		-		(1,541)	(398)
Depreciation for the year		(5,742)		(2,354)		(3,160)		(422)		(491)		(27)		-		(12,196)	(3,147)
Tranfers		215		18,733				1,602		14		-		(20,564)		-	-
Net exchange differences arising from translation adjustments		(157)		(322)		(70)		(961)		(115)		-		-		(1,625)	(419)
Monetary correction gain, net		366		493		52		1,663		61		(1)		-		2,634	680
Impairment		(366)		(681)		(166)		(2,146)		(176)		-		-		(3,535)	(912)
Sale from Mexico operation		-		(125)		(180)		(769)		(95)		-		-		(1,169)	(303)
As of December 31, 2018	R$	30,239	R$	28,524	R$	9,505	R$	4,368	R$	3,793	R$	50	R$	10	R$	76,489	19,740

At December 31, 2017 and 2018, properties with a carrying amount of R$4,547 and R$0 (US$0), respectively were granted as collateral under certain loan and financing arrangements.

During the year ended December 31, 2018, the main additions relate to the Extrema warehouse expansion.

14.        Intangible assets, Net

Accounting policy

Intangible items are recognized as intangible assets when they meet the following criteria:

•       the item is identifiable and separable;

•       the Company has the capacity to control future economic benefits from the item; and

•       the item will generate future economic benefits.

Intangible assets consist mainly of trademark, software purchased, and software internally developed.

Intangible assets acquired separately by the Company are measured at cost, which includes capitalized borrowing costs.

Subsequent to initial recognition, the intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the asset begins when development is complete, and the asset is available for use. Indefinite life intangibles are not amortized but are tested for impairment at each year-end or whenever there is an indication that the carrying amount may not be recovered. The estimated useful lives of assets are as follows:

Asset Class	Useful Life (years)
Purchased software	5
Internally developed software	5
Trademark	Indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for any of the periods presented.

An intangible asset is derecognized on disposal when no future economic benefits are expected from its use or disposal. Gain or loss arising from derecognition of an intangible asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the intangible asset. When an intangible asset is derecognized, it is recorded as other operating expenses in the consolidated statements of profit or loss.

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized as an expense in the statements of profit or loss when incurred.

Critical accounting estimates and judgments

Development activities involve a plan or project aimed at putting in use new or significantly improved technologies. Development costs are capitalized only if the Company can demonstrate all of the following:

•        the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•        its intention to complete the intangible asset and use or sell it;

•        its ability to use or sell the intangible asset;

•        how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•        the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•        its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditures capitalized include the cost of materials, labor and other costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized as expenses in the statements of profit or loss when incurred.

See impairment analysis and conclusions in note 25.

Breakdown of and changes in intangible assets are as follows:

		Software purchased		Software developed		Software in development		Trademark		Other		Total		Total
		BRL		BRL		BRL		BRL		BRL		BRL		USD
As of January 1, 2016		18,219	R$	26,794	R$	7,087	R$	-	R$	559	R$	52,659
Additions		1,738		15,722		18,760		14,001		-		50,221
Disposals		-		(187)		-		-		-		(187)
Amortization for the year		(5,777)		(8,134)		-		-		-		(13,911)
Tranfers		316		5,529		(5,845)		-		-		-
Net exchange differences arising from translation adjustments		(25)		(1,164)		-		-		-		(1,189)
As of January 1, 2017	R$	14,471	R$	38,560	R$	20,002	R$	14,001	R$	559	R$	87,593
Additions		4,850		10,641		35,562		-		-		51,053
Disposals		-		-		-		-		-		-
Amortization for the year		(6,320)		(16,972)		-		-		-		(23,292)
Tranfers		1,475		27,852		(29,327)		-		-		-
Net exchange differences arising from translation adjustments		(2)		474		13		-		-		485
As of December 31, 2017		14,474		60,555		26,250		14,001		559		115,839		29,897
Additions		11,546		2,231		59,119		-		1		72,897		18,813
Disposals		(1,142)		-		(1,085)		-		-		(2,227)		(575)
Amortization for the year		(8,694)		(36,438)		-		-		-		(45,132)		(11,648)
Tranfers		-		72,970		(72,970)		-		-		-		-
Net exchange differences arising from translation adjustments		(16)		1,951		85		-		-		2,020		521
Monetary correction gain, net		10		-		-		-		-		10		3
Impairment		(48)		-		-		-		-		(48)		(12)
Sale from Mexico operation		(42)		-		-		-		-		(42)		(11)
As of December 31, 2018	R$	16,088	R$	101,269	R$	11,399		14,001	R$	560	R$	143,317	U$	36,988

The amortization cost of intangible assets is recognized in the consolidated statements of profit or loss and allocated into selling expenses and general and administrative expenses based on the nature and use of intangible assets.

During the year ended December 31, 2018, the main additions to software developed relates to the new website platform. Included in this amount are capitalized borrowing costs of R$1,060 (US$274), calculated using a capitalization rate of TJLP (Long-Term Interest Rate) plus 3% p.a..

15.        Trade accounts payable

Accounting policy

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade accounts payable are initially discounted to the present value of consideration due if payment is deferred and subsequently measured at amortized cost using the effective interest method.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts payable - domestic	R$	339,634	R$	331,656	US$	85,593
Trade accounts payable - foreign		26,201		5,464		1,410
Total trade accounts payable	R$	365,835	R$	337,120	US$	87,003

Information about the Company’s exposure to currency and liquidity risks is included in note 19.

16.        Reverse factoring

Accounting policy

Under reverse factoring, financial institutions commit to pay the Company’s suppliers at an accelerated rate in exchange for a trade discount. The Company derecognizes trade accounts payable to suppliers and recognizes financial liabilities with respect to the relevant financial institutions under “Reverse Factoring” in its consolidated statements of financial position. Cash payments made by financial institutions for reverse factoring to relevant suppliers are classified as operating activities in the consolidated statements of cash flows.

Reverse factoring are initially discounted to the present value of consideration due if payment is deferred and subsequently measured at amortized cost using the effective interest method.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts payable	R$	126,755	R$	31,731	US$	8,189
Other liabilities		22,173		13,545		3,496
Total reverse factoring	R$	148,928	R$	45,276	US$	11,685

The Company has entered into reverse factoring with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories.

17.        Accrued Expenses

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Selling and marketing services	R$	76,228	R$	73,932	US$	19,080
Provision for sales with a right of return		-		3,803		981
Freight		11,087		17,340		4,475
Gift card		7,191		7,722		1,993
Information technology		3,460		6,099		1,574
Acquisition of fixed assets and intangible		1,710		2,182		563
Rentals		2,987		4,226		1,091
Services		4,047		11,188		2,887
Employees benefits		3,566		2,099		542
Other		10,090		8,130		2,099
Total accrued expenses	R$	120,366	R$	136,721	US$	35,285

18.        Debt

Accounting policy

Debts are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

The carrying value of the Company’s outstanding debt consists of the following:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Secured borrowings	R$	201,769	R$	164,539	US$	42,464
Nonconvertible notes - Debentures		84,202		64,340		16,605
Total long-term debt		285,971		228,879		59,069
Current portion of long-term debt		106,577		38,473		9,929
Long-term debt, net of current portion	R$	179,394	R$	190,406	US$	49,140

The terms and conditions for loans and borrowings as of December 31, 2017 and 2018 are as follows:

					At December 31, 2017	At December 31, 2018	At December 31, 2018
		Currency	Nominal interest rate p.a.	Years of maturity	Carrying amount	Carrying amount	Carrying amount
					BRL	BRL	USD
Secured borrowing - FINAME/BNDES		R$	5.5%	2018	200	-	-
Secured borrowing - FINAME/BNDES		R$	3.0%	2018	338	-	-
Secured borrowing - Working capital	(i)	R$	138.5% of CDI	2021	115,783	93,881	24,229
Secured borrowing - Working capital	(ii)	R$	100% of CDI + 3.6%	2021	56,811	45,338	11,701
Secured borrowing - Working capital	(iii)	R$	TJLP +3%	2026	26,188	25,520	6,586
Nonconvertible notes - Debentures	(iv)	R$	100% of CDI + 3.2%	2021	84,202	64,140	16,553
Bank Loan		MXN	TIIE + 1.6%		2,449	-	-
Total					285,971	228,879	59,069

CDI: Interbank Deposit Certificate rate.

TJLP: Long-Term Interest Rate

FINAME/BNDES: Special Agency for Industrial Financing/ National Bank of Economic and Social Development

The Company’s subsidiary NS2 entered into secured borrowing and bank loan arrangements for working capital and acquisition of property and equipment. Additionally, the subsidiary NS2 issued nonconvertible debentures to settle previous debt and for working capital purposes. The secured borrowings and debentures are secured by the fiduciary assignment of the trade accounts receivable originated by credit card sales with a carrying amount of R$87,418 and R$80,220 (US$20,703) on December 31, 2017 and 2018, respectively.

As a consequence of obtaining secured borrowings for working capital purposes, NS2 assumed the covenant of maintaining the ratio between financial debt and accounts receivable from credit card operators lower or equal to 3 (three).

For the nonconvertible debentures issuance, NS2 assumed contractual commitments that may accelerate the maturity of obligations in their entirety if the following situations occur, mainly related to: i) non-payment by the issuer, on maturity date, of the contracted obligations to debenture holders; ii) non-compliance by the Company, while there are outstanding debentures, with the ratio of financial indebtedness and accounts receivable from credit cards lower or equal to 3 (three) to be calculated semi-annually based on the financial statements.

The Company was in compliance as of December 31, 2017 and 2018, with all financial covenants described above, as demonstrated below:

	Year ended December 31,
	2017	2018	2018
	BRL	BRL	USD

Credit card operations - Gross (1)	114,218	159,023	41,040
Long-term debt	285,971	228,879	59,069

Coefficient ratio (lower or equal to 3)	2.50	1.44	1.44

(2)        For covenants calculation purposes, the numerator used to calculate the ratio (credit card gross) represents the balance receivable from credit card operators as of December 31, 2017 and 2018 considering the face value of the corresponding sales invoices (i.e. including interest over installment sales).

(i) In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco do Brasil S.A. for an aggregate principal amount of R$96.2 million. Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from August 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

(ii) In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco Bradesco S.A. for an aggregate principal amount of R$46.1 million. Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from September 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

(iii) On July 03, 2017, the Company entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (public institution linked to the Ministry of Science and Technology), in the amount of R$79,667. The funds from this financing will be part of a financing package aimed at supporting the strategic plan of innovation. The financing has a grace period of 24 months, which covers the period from the agreement signature date and to the date of maturity of the amortization installment, payable in 85 installments, with the first one falling due on July 15, 2019 and the last on July 15, 2026. The first tranche of R$25.8 million was received in October 2017. As at December 31, 2018, no further tranches have been drawdown.

(iv) In August 2018, the subsidiary NS2.Com Internet S.A. renegotiated nonconvertible notes (Debentures) agreement for an aggregate principal amount of R$66.1 million. Principal and interest on the loan are payable on a quarterly basis, and the maturity, after renegotiation, changed from March 2020 to September 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

For the three renegotiations explained above (i, ii and iv), the Company determined that the terms have not been substantially modified. The fees paid amount to R$1,682 and is being deferred for the remaining term of these contracts.

The weighted average interest rate for debt was 9.87% and 9.55% for the years ended December 31, 2017 and 2018, respectively.

Reconciliation of movements of assets, liabilities and equity to cash flows arising from financing activities

		Assets or liabilities

		Long term debt				Reverse factoring				Trade accounts payable				Trade accounts receivable

		BRL		USD		BRL		USD		BRL		USD		BRL		USD
As of January 1, 2018	R$	285,971	US$	73,803	R$	148,928	US$	38,435	R$	365,835	US$	94,414	R$	113,168	US$	29,206

Changes from financing cash flows
Payments of debt		(57,040)		(14,721)		-		-		-		-		-		-
Payments of interest		(23,056)		(5,950)		1,788		461		(34,690)		(8,953)		(6,931)		(1,789)
Total from financing cash flows		(80,095)		(20,671)		1,788		461		(34,690)		(8,953)		(6,931)		(1,789)

Other changes
Adjustments to reconcile net loss to net cash used in operating activities		25,453		6,569		(1,789)		(462)		32,227		8,317		(8,350)		(2,155)
Changes in discontinued operations		(2,450)		(632)		-		-		(24,755)		(6,389)		(1,369)		(353)
Changes in operating assets and liabilities		-		-		(103,652)		(26,750)		(1,497)		(386)		67,290		17,366
Total from other changes		23,003		5,936		(105,440)		(27,212)		5,975		1,542		57,570		14,858

As of December 31, 2018	R$	228,879	US$	59,069	R$	45,276	US$	11,685	R$	337,120	US$	87,003	R$	163,807	US$	42,275

	Assets or liabilities

	Long term debt		Reverse factoring		Trade accounts payable		Trade accounts receivable

		BRL		BRL		BRL		BRL
As of January 1, 2017	R$	387,382	R$	27,867	R$	335,430	R$	213,994

Changes from financing cash flows
Proceeds from debt		159,984		-		-		-
Payments of debt		(170,459)		-		-		-
Payments of interest		(46,613)		(916)		(55,936)		(7,166)
Proceeds from issuance of common shares		-		-		-		-
Total from financing cash flows		(57,088)		(916)		(55,936)		(7,166)

Other changes
Adjustments to reconcile net loss to net cash used in operating activities		50,277		916		53,981		(18,277)
Changes in operating assets and liabilities		-		121,061		34,290		(74,450)
Cash flows from investing activities		-		-		-		(2,071)
Non-cash investing and financing activities		(94,151)		-		-		-
Effect of changes in foreign exchange rates		(449)		-		(1,930)		1,138
Total from other changes		(44,323)		121,977		86,341		(93,660)

As of December 31, 2017	R$	285,971	R$	148,928	R$	365,835	R$	113,168

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

19.        Financial Instruments - Fair Value and Risk Management

Accounting policy, and Critical accounting estimates and judgments

The Company classifies non-derivative financial assets into the following categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

i.                 Classification

Policy applicable before January 01, 2018

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

Policy applicable from January 01, 2018

The Company classifies non-derivative financial assets into the following categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

ii.               Non-derivative financial assets and financial liabilities – Recognition and derecognition

The Company initially recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company derecognizes a financial liability when its contractual obligations are extinguished – i.e. when they are discharged, cancelled or expire or are substantially modified or exchanged for an obligation with substantially different terms.

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iii.              Non-derivative financial assets – Measurement

Policy applicable before January 01, 2018

a.      Financial assets classified as loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the entity intends to sell immediately or in the near term. These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

All the Company’s financial assets are classified as loans and receivables.

Policy applicable from January 01, 2018

b.      Financial assets at amortized cost

A financial asset is classified as at amortized cost when its contractual cash flows consist only of payment of principal and interest and it is held in a business model whose objective is to hold assets to collect contractual cash flows. These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

All the Company’s financial assets qualify to be measured at amortized cost.

iv.              Non-derivative financial liabilities – Measurement

Financial liabilities are classified as other financial liabilities and are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

v.                Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•        Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•        Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•        Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy in the reporting period during which the change has occurred.

i.                 Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at December 31, 2017
		Carrying amount
			Finacial
			assets	Finacial
			measured at	liabilities
			amortized	measured at
Financial assets or liabilities, not measured at fair value		Fair value	cost	amortized cost	Total
		BRL	BRL	BRL	BRL
Cash and cash equivalents		-	395,962	-	395,962
Restricted cash, current and non-current portion		-	34,445	-	34,445
Trade accounts receivables		-	113,168	-	113,168
Due from related parties		-	12	-	12
Judicial deposits		-	106,914	-	106,914
Other assets, current and non-current portion		-	22,246	-	22,246
Trade accounts payable		-	-	(365,835)	(365,835)
Reverse factoring		-	-	(148,928)	(148,928)
Long-term debt		-	-	(285,971)	(285,971)
Accrued expenses		-	-	(120,366)	(120,366)
Other current liabilities		-	-	(31,017)	(31,017)
Total	R$	-	672,747	(952,117)	(279,370)

		As at December 31, 2018
		Carrying amount
			Finacial
			assets	Finacial
			measured at	liabilities
			amortized	measured at
Financial assets or liabilities, not measured at fair value		Fair value	cost	amortized cost	Total		Total
		BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	R$	-	67,321	-	67,321	US$	17,374
Restricted cash, current and non-current portion		-	21,529	-	21,529		5,556
Trade accounts receivables		-	163,807	-	163,807		42,275
Due from related parties		-	7	-	7		2
Judicial deposits		-	119,717	-	119,717		30,896
Other assets, current and non-current portion		-	14,166	-	14,166		3,656
Trade accounts payable		-	-	(337,120)	(337,120)		(87,003)
Reverse factoring		-	-	(45,276)	(45,276)		(11,685)
Long-term debt		-	-	(228,879)	(228,879)		(59,069)
Accrued expenses		-	-	(136,721)	(136,721)		(35,285)
Other liabilities, current and non-current portion		-	-	(25,711)	(25,711)		(6,636)
Total	R$	-	386,547	(773,707)	(387,160)	US$	(99,917)

ii.               Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The estimated fair value of Long-term debts is based on the current rates offered to the Company for the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of these financial instruments has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of these financial instruments at December 31, 2017 and 2018 closely approximated the fair value at December 31, 2017 and 2018, respectively.

During the years ended December 31, 2017 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

iii.              Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•        credit risk (see (a));

•        liquidity risk (see (b)); and

•        market risk (see (c)).

a.      Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade accounts receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and, for business to customer (B2C) sales, it considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2017 and 2018.

At December 31, 2017 and 2018, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Credit card operations	R$	87,983	R$	140,719	US$	36,316
B2B customers and others		46,056		44,235		11,417
Total trade accounts receivable	R$	134,039	R$	184,954	US$	47,733
Allowance for doubtful accounts		(20,871)		(21,147)		(5,458)
Trade accounts receivable, net	R$	113,168	R$	163,807	US$	42,275

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

At December 31, 2017 and 2018, respectively, the aging of trade accounts receivable was as follows:

		As at December 31, 2017
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
		BRL		BRL		BRL
Not past due	R$	109,135	R$	(8,199)	R$	100,936
Past due 1-30 days		5,449		(2,134)		3,315
Past due 31-90 days		5,304		(3,686)		1,618
Past due 91-120 days		3,551		(1,845)		1,706
Past due 120-180 days		4,278		(3,108)		1,170
Past due over 180 days		6,322		(1,899)		4,423
Total	R$	134,039	R$	(20,871)	R$	113,168

		As at December 31, 2018
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
		BRL		BRL		BRL		USD
Not past due	R$	163,924	R$	(4,525)	R$	159,399	US$	41,137
Past due 1-30 days		1,034		(159)		875		226
Past due 31-90 days		2,461		(731)		1,730		446
Past due 91-120 days		1,784		(247)		1,537		397
Past due 120-180 days		2,183		(1,928)		255		66
Past due over 180 days		13,568		(13,557)		11		3
Total	R$	184,954	R$	(21,147)	R$	163,807	US$	42,275

Other assets, non-current

During the third quarter of 2018, the Company terminated a commercial relationship with Midway Labs USA LLC supplier of supplements and vitamins, against which the Company filed a lawsuit The Company has at December 31, 2018 receivables of R$ 27,390 (USD 7,069), R$24,381 as at December 31, 2017, with that former partner. The Company performed an analysis of the recoverability of such amounts. The Company reclassified such amount from Other assets to Other assets, non-current, and recognized an expected loss (against Cost of sales and Selling and marketing expenses) of R$ 13,225 (USD 3,413).

The Company measured expected credit losses of that financial instrument in a way that reflects:

(a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

(b) the time value of money; and

(c) reasonable and supportable information that is available.

b.      Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities as of December 31, 2018. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of December 31, 2017 and 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at December 31, 2017
		Carrying amount		Contractual cash flows
				Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	285,971	R$	114,356	R$	175,141	R$	9,634	R$	10,558
Trade accounts payable		365,835		369,493		-		-		-
Reverse factoring		148,928		150,625		-		-		-
Taxes and contributions payable		19,875		19,875		-		-		-
Accrued expenses		120,366		120,366		-		-		-
Other current liabilities		31,017		31,017		-		-		-
Provision for labor, civil and tax risks		12,523		-		-		-		12,523
Other non-current liabilities		27		-		-		-		27
	R$	984,542	R$	805,732	R$	175,141	R$	9,634	R$	23,108

		As at December 31, 2018
		Carrying amount		Carrying amount		Contractual cash flows
						Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	228,879	US$	59,069	R$	59,264	R$	191,630	R$	7,120	R$	6,166
Trade accounts payable		337,120		87,003		339,660		-		-		-
Reverse factoring		45,276		11,685		45,629		-		-		-
Accrued expenses		136,721		35,285		136,721		-		-		-
Other current liabilities		25,709		6,635		25,709		-		-		-
Provision for labor, civil and tax risks		19,935		5,145		-		-		-		19,935
	R$	793,640	US$	204,822	R$	606,983	R$	191,630	R$	7,120	R$	26,101

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2017 and 2018:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Unrestricted cash and cash equivalents	R$	395,962	R$	67,321	US$	17,374
Undrawn credit facility		347		-		-
Available liquidity	R$	396,309	R$	67,321	US$	17,374

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

c.      Market risk

Foreign Currency Exchange Risk

The Company’s revenue are denominated in the functional currencies of the countries in which its operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

	December 31, 2017
	USD	BRL
Trade accounts payable	7,920	26,199
Accrued expenses	879	2,908
Net statement of financial position exposure	8,799	29,107

	December 31, 2018
	USD	BRL
Other current assets	(2,462)	(9,540)
Trade accounts payable	1,410	5,463
Accrued expenses	65	252
Net statement of financial position exposure	(987)	(3,824)

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

		Profit or loss
At December 31, 2017		Strenghthening	Weakening
		BRL	BRL
Net Exposure in USD	R$	2,911	(2,911)

		Profit or loss
At December 31, 2018		Strenghthening	Weakening
		BRL	BRL
Exposure in USD	R$	(382)	382

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2018.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$1,222 (US$369) for the year ended December 31, 2018. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$393 (US$119) for the year ended December 31, 2018.

Inflation Risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The inflation rate in Argentina has exceeded projections over the past quarters. As a result, the consumer price index (CPI) currently being used to monitor inflation in Argentina indicate three-year cumulative inflation rates that have increased significantly, also related to the depreciation of the Argentinian Peso. The details of recognition of the effects of inflations in Argentina operations are disclosed in note 3.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

20.        Income Taxes

Accounting policy

Income tax comprises current and deferred tax. Current and deferred income tax are recognized in the consolidated statements of profit or loss except for items directly recognized in equity or in OCI.

i.                 Current Income Tax

Current income tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

ii.               Deferred Income Tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized for:

• temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

• temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

• taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax assets and liabilities are offset only if:

•        the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

•        the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

o   the same taxable entity, or

o   different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Critical accounting estimates and judgments

Deferred income tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

i.                 Income tax expenses reconciliation

A reconciliation of income tax expense at the weighted average tax rate to the Company´s and its subsidiaries actual income tax expense in 2016, 2017 and 2018, is shown below:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Loss before income tax	R$	(134,244)	R$	(154,222)	R$	(321,593)	US$	(82,996)
Tax rate (1)		45.01%		39.66%		34.08%		34.08%
		60,418		61,169		109,594		28,284
Increase (decrease) resulting from:
Non-deductible expenses		(20,001)		(24,789)		(21,294)		(5,496)
Unrecognized deferred tax benefits		(32,820)		(26,384)		(74,275)		(19,169)
Other		(7,597)		(9,996)		(14,227)		(3,671)
		-		-		(202)		(52)

Effective tax rate		0.00%		0.00%		0.06%		0.06%
Income tax expense	R$	-	R$	-	R$	(202)	US$	(52)

(1) Weighted average tax rate of the Company and its subsidiaries.

ii.               Unrecognized deferred income tax assets

The Company and its subsidiaries have experienced tax losses since inception and therefore they have not recognized deferred income tax assets in respect of the following items to the extent there is no taxable temporary difference that will reverse in the same period that deductible temporary differences reverse.

Deferred income tax assets may be recognized when the Company starts to experience future sustainable taxable income and it is probable that these tax benefits will be realized.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Deductible temporary differences	R$	52,139	R$	73,407	US$	18,945
Income tax loss carry foward		195,538		211,171		54,498
Total unrecognized deferred income tax assets	R$	247,677	R$	284,578	US$	73,443

Tax losses carried forward for Argentina expire as follows:

	December, 31
		2018		2018
Expiry date		BRL		USD
2019	R$	2,037	US$	526
2020		2,498		645
2021		2,982		770
2022		4,283		1,105
2023		5,964		1,539
	R$	17,763	US$	4,584

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

Brazilian unrecognized income tax carryforward losses amounting to R$ 142,218 and R$193,408 (US$49,914) at December 31, 2017 and 2018 does not expire, however they can only offset up to 30 percent of a taxpayer’s taxable income in any given year.

21.        Shareholders’ Equity

i.                 Common Shares

At December 31, 2017 and 2018, the Company had 31,557,785 of common shares, respectively, with a par value of US$0.0033 issued and outstanding, respectively. All common shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends and to one vote per share at general meetings of the Company. The Company has not declared a dividend for the years ended December 31, 2016, 2017, and 2018.

ii.               Treasury Shares

All rights attached to the Company’s common shares held by the Company (i.e. treasury shares) are suspended until those shares are reissued. During 2016, the Company’s board of directors approved the repurchase of 7,320 of its own common shares.

A summary of treasury shares activities during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

	No. Shares		Share Capital
			BRL		USD
Balance at January 1, 2016	15,331	R$	925
Repurchased	7,320		608
Balance at December 31, 2016	22,651	R$	1,533
Repurchased	-		-
Balance at December 31, 2017	22,651		1,533	US$	396
Repurchased	-		-		-
Balance at December 31, 2018	22,651	R$	1,533	US$	396

22.        Share-based Payments

Accounting policy

The Company may grant share-based payments to employees, directors, other service providers or independent contractors. These awards are accounted for as follows:

Equity-settled arrangement

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The cost of equity-settled transactions is determined by the fair value at the grant date.

The Company did not modify any awards during the years ended December 31, 2016, 2017 and 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

Critical accounting estimates and judgments

The fair value of shares options is determined based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is estimated on the date of grant using the Black-Scholes model. The Company considers many factors when estimating expected forfeitures, including employee level, economic conditions, time remaining to vest, and historical forfeiture experience.

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 1,296,470 share options to key employees, directors and independent contractors. On August 7, 2018, the Board approved the increase of the size of the Company’s share option pool from 956,470 to 1,296,470 of its common shares. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

i.                 Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has become public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option. For the 2018 granted options the Company extinguished these non-contractual practices.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was re-measured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of the Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company´s shares. As mentioned above, for the 2018 granted options the Company extinguished this practice.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

A summary of option activities under the Plan and changes during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

			Weighted	Weighted Average
	Number of		Average	Remaining
Cash-settled arrangements	Units		Exercise Price	Contractual Term
			Per Unit	(in years)
			USD
Oustanding at January 1, 2016	273,147		19.28	1.1 year
Granted	110,250		8.10
Exercised	(20,022)		8.10
Forfeited, cancelled and expired	(16,608)		8.10
Oustanding at December 31, 2016	346,767	US$	16.91	1.3 year
Granted	-		-
Exercised	-		-
Forfeited, cancelled and expired	(73,710)		43.31
Transfer from cash-settled	(273,057)		(9.59)
arragements on April 12nd
Oustanding at December 31, 2017	-	US$	-	0 year

ii.               Equity-settled arrangements

During the years ended December 31, 2017 and 2018, the Company granted 127,500 and 828,000 share options, respectively, under the Plan with a non-market performance condition.

The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been reclassified to equity-settled.

As the Company provided holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

			Weighted	Weighted Average
Equity-settled arrangements	Number of		Average	Remaining
	Units		Exercise Price	Contractual Term
			Per Unit	(in years)
			USD
Oustanding at January 1, 2016	-		-
Granted	23,250		8.10
Exercised	-		-
Forfeited, cancelled and expired	-		-
Oustanding at December 31, 2016	23,250	US$	8.10	0.8 year
Granted	127,500		8.10
Exercised	(30,308)		8.10
Forfeited, cancelled and expired	(23,879)		8.10
Transfer from cash-settled
arragements on April 12nd	273,057		9.59
Oustanding at December 31, 2017	369,620	US$	9.20	0.7 year
Granted	828,000		4.37
Exercised	-		-
Forfeited, cancelled and expired	(239,436)		9.91
Oustanding at December 31, 2018	958,184	US$	4.85	2.26 years

Vested at December 31, 2017	381,282
Vested at December 31, 2018	296,351

As of December 31, 2017 and 2018, the Company had remaining unrecognized compensation cost of R$6,707 and R$2,083 (US$537), respectively, which is expected to be recognized over a weighted average period of 2.26 year.

The Company recognized compensation expense (income) for both cash and equity-settled arrangements of R$ 930, R$(13,860) and R$7,923 (US$2,045) for years ended December 31, 2016, 2017 and 2018, respectively.

Upon completion of the initial public offering in April 2017, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value per common share underlying the Company share options was re-measured to US$18.00 per common share, which was the price of the common shares on the date of its initial public offering. Subsequent to the initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and the Company uses the market price of the publicly traded common shares as an indicator of fair value).

The weighted average fair value of granted options were estimated at US$18.00 and US$5.91 per share at December 31, 2017 and 2018, respectively.

23.        Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2017 and 2018 are listed in note 2.3.

The Company has the following related party transactions:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

				Year ended December 31,
				2017		2018		2018
				BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$			12	R$	7	US$	2

		Year ended December 31,
		2016		2017		2018		USD Total
Income statement amounts		BRL		BRL		BRL		USD
Key management personnel compensation
Compensation and short-term benefits		9,535		19,699		12,882		3,325
Share-based payments		677		4,652		1,510		390
Total	R$	10,212	R$	24,351	R$	14,392	US$	3,715

Financial expenses
Convertible notes interest	R$	-	R$	2,069	R$	-	US$	-

24.        Contingencies

Accounting policy

Provisions for tax, civil and labor risks are recorded when the Company has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The Company is part of various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available jurisprudence, as well as, the most recent court decisions and their importance to the relevant legal system and the opinion of external legal counsel. Provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court decisions.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Judicial deposits are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related. These deposits accrue interest based on the applicable country’s risk-free interest rate and are reported in non-current assets until a final judicial decision. Changes in judicial deposits are presented as operating activities in the statement of cash flow.

Critical accounting estimates and judgments

By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential out comes of future events.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

i.       Provision for litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible, or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total
		BRL		BRL		BRL		BRL
As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177
Additions, net of reversals		383		3,039		7,222		10,644
Payments		(52)		(3,246)		-		(3,298)
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,232
Additions, net of reversals		(135)		5,550		6,114		11,529		2,975
Payments		(190)		(3,927)		-		(4,117)		(1,062)
As of December 31, 2018	R$	498	R$	2,646	R$	16,791	R$	19,935	U$	5,145

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

ii.     Contingent liabilities

In September 2017, the Company received a tax assessment amounting to R$89,013 from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

In December 2018, the Company received a tax assessment amounting to R$51,853 from the Brazilian tax authorities, asserting that the Company had unduly considered ICMS tax credits related to sales returns, effectively reducing the ICMS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

iii.    Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrue interest at Brazil´s official short-term interest rate (SELIC).

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

VAT taxes Brazil (PIS and COFINS)[1]	R$	94,909	R$	101,971	US$	26,316
PIS and COFINS on financial income[1]		2,558		3,319		857
Tax on manufactured products (IPI)[2]		7,489		12,576		3,246
Other		1,958		1,851		477
Total judicial deposits		106,914		119,717		30,896

(1)     Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS):

in disputes related to:

i)                Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company´s lawyers assessed the likelihood of losing this legal dispute as remote as of December 31, 2017 and 2018. Since August 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)               A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)     Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

iv.    Class action

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

As disclosed by the Company on August 9, 2018 two purported shareholder class actions under U.S. Securities Act of 1933 were filed before the Supreme Court of the State of New York, claiming that the Company, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with Company’s April 2017 initial public offering. The Company is reviewing the complaints and intend to vigorously defend against these and any other related lawsuits.

As the dispute is still in its findings and class certification stages and considering that the outcome of the dispute is subject to considerable uncertainty, it is not possible, at this stage, for the Company to reasonably estimate the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the financial statements. An unfavorable outcome of the class action may have a material impact on the Company.

25.        Impairment of long-lived assets

Accounting policy and Critical accounting estimates and judgments

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use calculation is based on a DCF model. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The cash flows are derived from the budget for the next years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are further below in this note.

An impairment loss is recognized when the carrying amount of an asset or the CGU exceeds its recoverable amount. An impairment loss recognized in a prior period is reversed if, and only if, there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As at December 31, 2018, the market capitalization of the Company was below the book value of its own equity, indicating a potential impairment of the assets.

The Company has defined as a cash-generating unit each country where it operates. For impairment test purpose, the intangible assets located in Cayman, where it has no operations and its assets are used by its subsidiaries, were allocated to Brazil CGU.

Key assumptions used in value in use calculations and sensitivity to changes in assumptions

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

The calculation of value in use CGU’s is most sensitive to the following assumptions:

-        Compound annual growth rate (CAGR)

-        Working capital over Net Revenue

-        Discount rate

-        Royalty

CGU	Project period	CAGR	Working capital	Discount rate
Brazil	5 years	12.20%	13.20%	14.5%

CGU	Project period	CAGR	Royalty	Discount rate
Shoestock	Perpetual	11.30%	6.8%	14.5%

Given the degree of uncertainty of these assumptions, the Company performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points.

There were no impairment losses for the years ended December 31, 2016, 2017 or 2018.

***********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: April 29, 2019